Bardi Co., LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).